UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File Number 1-15052

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN
 (Full Title of the Plan)

157 Church Street
New Haven, CT 06506
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Audited Financial Statements and Supplemental Schedule

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

Years Ended December 31, 2012 and 2011

Plan Number: 002

Plan Sponsor EIN: 06-0571640

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN
Years Ended December 31, 2012 and 2011

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Contents

Retirement Benefits Plans Investment Committee
The United Illuminating Company 401(k)/Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for plan benefits of The United Illuminating Company 401(k)/Employee Stock Ownership Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in its net assets available for plan benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule on page 15 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the basic financial statements.  The information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, certain additional procedures, including comparing and reconciling such information directly to the underlying accounting records or other records used to prepare the financial statements or to the financial statements themselves, and other procedures in accordance with auditing standards generally accepted in the United States of America.  In our opinion, the information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Shelton, Connecticut
June 26, 2013

Contents
THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	As of December 31,
	2012			2011
	ESOP	401(k)		ESOP	401(k)
	Component	Component	Total	Component	Component	Total
Assets
Investments, at fair value	$44,057,139	$146,488,272	$190,545,411	$41,840,639	$127,682,656	$169,523,295
Cash	530,056	-	530,056	508,264	-	508,264
Total investments	44,587,195	146,488,272	191,075,467	42,348,903	127,682,656	170,031,559

Receivables:
Notes receivable from participants	-	2,460,258	2,460,258	-	2,261,987	2,261,987
Employer's contributions	140,599	95,445	236,044	265,158	17,655	282,813
Participants' contributions	-	385,928	385,928	-	73,356	73,356
Total receivables	140,599	2,941,631	3,082,230	265,158	2,352,998	2,618,156

Total assets	44,727,794	149,429,903	194,157,697	42,614,061	130,035,654	172,649,715

Net assets reflecting all investments at fair value	44,727,794	149,429,903	194,157,697	42,614,061	130,035,654	172,649,715

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	(887,634)	(887,634)	-	(835,918)	(835,918)

Net assets available for Plan benefits	$44,727,794	$148,542,269	$193,270,063	$42,614,061	$129,199,736	$171,813,797

See notes to financial statements.

Contents
THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Year Ended December 31, 2012
	ESOP Component	401(k)
	Allocated	Component	Total
Additions
Investment income:
Interest and dividend income, investments	$2,078,700	$3,436,233	$5,514,933
Net appreciation in fair value of investments	467,261	11,834,562	12,301,823
	2,545,961	15,270,795	17,816,756

Interest income on notes receivable from participants	-	127,604	127,604

Contributions:
Employer contributions	3,379,696	2,299,276	5,678,972
Employee contributions	-	9,506,655	9,506,655
Rollover contributions	-	379,244	379,244
	3,379,696	12,185,175	15,564,871
Total additions	5,925,657	27,583,574	33,509,231

Deductions
Payment of benefits	2,500,034	9,529,241	12,029,275
Administrative expenses	1,437	22,253	23,690
Total deductions	2,501,471	9,551,494	12,052,965

Net increase prior to notes receivable from participants activity and interfund transfers	3,424,186	18,032,080	21,456,266
Notes receivable from participants activity	(80,034)	80,034	-
Interfund transfers	(1,230,419)	1,230,419	-
Net increase	2,113,733	19,342,533	21,456,266
Net assets available for Plan benefits:
Beginning of year	42,614,061	129,199,736	171,813,797
End of year	$44,727,794	$148,542,269	$193,270,063

The accompanying notes are an integral part of the financial statements.

See notes to financial statements.

Contents
THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

1.	Description of Plan:

The following brief description of The United Illuminating Company 401(k)/Employee Stock Ownership Plan (the “Plan”), sponsored by The United Illuminating Company (the “Company”), a wholly owned subsidiary of UIL Holdings Corporation (“UIL”), provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution 401(k) plan and a stock bonus plan and trust meeting the requirements of Sections 401(a), 501(a) and related provisions of the Internal Revenue Code (the “IRC”). Employees are eligible to participate in the Plan immediately upon hire.

The purpose of the Plan is to provide eligible employees with an opportunity and incentive to save for their retirement, and to enable eligible employees and their beneficiaries to share in the growth of the Company by providing them ownership of UIL stock.  The Plan is administered by the Benefits Administration Committee of UIL.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

Vanguard Fiduciary Trust Company (“VFTC”) serves as the trustee and record keeper of the Plan, exclusive of proxy responsibilities related to voting of shares of UIL common stock.

The Plan is also intended to allow leveraged acquisitions of UIL’s stock and accordingly, is intended to meet the requirements of sections 409, 409(a), and 4975(e)(7) of the IRC.

Contributions:

Participant:  Eligible employees may contribute on a pre-tax basis up to 75% of the employee’s compensation, as defined, subject to IRC limitations.

Employer:  Effective February 2012, for non-union employees, the matching contribution to the employee stock ownership plan account (“ESOP Account”) is 100% of the first 2% of employee compensation deferred and 50% of the next 2% deferred.  Prior to February 2012, for non-union employees, the matching contribution to the ESOP was 100% of the first 2% of employee compensation deferred.  For union employees, the matching contribution to the ESOP is 100% of the first 3% of employee compensation deferred and 50% of the next 2% deferred.  The maximum match for non-union employees is 3% of annual salary.  The maximum match for union employees is 4% of annual salary.  All matching contributions are made in the form of UIL common stock.

Contents
THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

The Company also makes discretionary (enhanced employer) contributions for union participants whose employment commenced on or after April 1, 2005 and for non-union participants whose employment commenced on or after May 1, 2005, as these participants are not eligible to participate in The United Illuminating Company Pension Plan, The United Illuminating Company Prefunded Union Postretirement Medical Benefit Plan and The United Illuminating Company Prefunded Non-Union Postretirement Medical Benefit Plan.  Such participants receive an annual plan year contribution to their account equal to 4% of their total annual compensation, as defined by the Plan, plus an additional $1,100 contribution prorated over the year, regardless of whether the employee is contributing to the Plan.

Dividends paid on UIL common stock:

Dividends paid on UIL common stock that are not reinvested are recorded as income to the Plan and as benefit payments to participants, taxable to the participant, in the year received.

Participant and ESOP accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. An ESOP Account is separately maintained for each participant to record the number of shares owned by that participant through the Plan.

Participants who have completed three (3) years of service may elect to diversify the investment of up to 100% of the ESOP account value from UIL common stock to the other investment options available in the Plan.  In addition, the Plan complies with the diversification requirements of Internal Revenue Code Section 401(a)(28) with respect to participants who are at least age 55 with 10 years of service.

Forfeitures:

Forfeitures of nonvested accounts may be used to reduce future Company matching contributions.  During 2012 and 2011, approximately $243,900 and $0 in forfeitures were used to reduce the Company’s matching contributions, respectively.  At December 31, 2012 and 2011, forfeited nonvested accounts were approximately $20,800 and $167,900, respectively.

Voting rights:

Each participant is entitled to exercise voting rights, attributable to the shares of UIL stock allocated to his or her account, and is notified by the trustee prior to the time that such

Contents
THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

rights are to be exercised.  The trustee shall vote shares for which it has not received directions in the same proportions as the voting directions received from participants exercising their voting rights.

Vesting:

Participants are fully vested in the total value of all accounts, excluding discretionary Company contributions, upon commencement of employment.  Vesting in the Company’s discretionary contributions is based on years of continuous service.  For union participants whose employment commenced on or after April 1, 2005 and for non-collectively bargained participants whose employment commenced on or after May 1, 2005, their Company discretionary contribution account balance shall be vested in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
less than two years	0%
at least two years, but less than three years	20%
at least three years, but less than four years	40%
at least four years, but less than five years	60%
five or more years	100%

Upon the participant’s termination of service, any and all unvested amounts of such participant’s company discretionary contribution account balance shall be forfeited.

Notes receivable from participants:

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested balance. Loan terms range from 1 to 4 years except in the case of the purchase of a primary residence, which may not exceed 15 years.

The loans are collateralized by the balance in the participant’s account and bear interest at a rate determined by the Plan administrator.  Interest rates at December 31, 2012 range from 5.25% to 10.25%, which was dependent on the market rate at the time the loan was made, as defined.  Principal and interest is paid ratably through payroll deductions.

Payment of benefits:

Upon termination of service, a participant may elect to receive a lump sum equal to the value of the participant’s account.  Benefit payments before termination of service are permitted under certain circumstances consistent with Plan qualification requirements. The portion of a participant’s account that is invested in UIL common stock shall be paid in whole shares of UIL common stock, unless the participant elects to receive such payment in cash.

Contents
THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC.

2.	Summary of accounting policies:

Basis of accounting:

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined contribution 401(k) plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution 401(k) plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Statements of Net Assets Available for Plan Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment valuation and income recognition:

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares owned at year-end.  Shares of the Vanguard Retirement Savings Trust (VRST) are valued at the net asset value, the underlying investments of which are valued at contract value.  UIL common stock is valued at closing price on the New York Stock Exchange.  See Note 3.

The VRST is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the “Master Trust”). The underlying investments of the

Contents
THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the VRST at contract value. In determining the net assets available for Plan benefits, the VRST is included in the financial statements at fair value and then adjusted to contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.  Capital gain distributions are included in dividend income.

Notes receivable from participants:

Notes receivable from participants are reported at their unpaid principal balances plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based on the terms of the Plan document.

Plan expenses:

The Company, at its sole discretion, may pay for all or a portion of expenses related to administering and operating the Plan.

Payment of benefits:

Benefits are recorded when paid.

Contents
THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

3.	Fair value measurements:

The Plan’s investments are reported at fair value in the accompanying Statements of Net Assets Available for Plan Benefits.

	December 31, 2012
	Fair Value Measurements Using:
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Cash	$530,056	$530,056	$-	$-
Mutual Funds:
Index funds	$48,736,977	$48,736,977	$-	$-
Balance funds	47,743,107	47,743,107	-	-
Growth funds	28,829,043	28,829,043	-	-
Money market funds	3,546,868	3,546,868	-	-
	$128,855,995	$128,855,995	$-	$-

UIL Holdings Corporation Common Stock	$44,057,139	$44,057,139	$-	$-

Vanguard Retirement Savings Trust	$17,632,277	$-	$17,632,277	$-

Total	$191,075,467	$173,443,190	$17,632,277	$-

	December 31, 2011
Cash	$508,264	$508,264	$-	$-
Mutual Funds:
Index funds	$41,692,489	$41,692,489	$-	$-
Balance funds	40,130,329	40,130,329	-	-
Growth funds	24,425,418	24,425,418	-	-
Money market funds	3,380,834	3,380,834	-	-
	$109,629,070	$109,629,070	$-	$-

UIL Holdings Corporation Common Stock	$41,840,639	$41,840,639	$-	$-

Vanguard Retirement Savings Trust	$18,053,586	$-	$18,053,586	$-

Total	$170,031,559	$151,977,973	$18,053,586	$-

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the assumptions used in valuation

Contents
THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

techniques to measure fair value.  This hierarchy consists of three broad levels as described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measure-ment date for identical unrestricted assets or liabilities;

Level 2 – Quoted prices in active markets for similar assets and liabilities or quoted prices in less active dealer or broker markets;

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.  When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

A description of the valuation methodologies used to measure Plan assets at fair value is provided below:

Level 1 fair value measurements:

Common stock - The fair value of UIL Holdings Corporation common stock is based on quoted market prices.

Mutual Funds - The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end.  There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

Level 2 fair value measurements:

Common/Collective Trust – The VRST is not actively traded, however significant other observable inputs are available.  The fair value of the VRST is valued at the net asset value, the underlying investments of which are valued at the contract value.  There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in the Trust.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Contents
THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

4.	Investments:

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2012	2011
Vanguard 500 Index Fund	$32,506,144	$28,445,716
UIL Holdings Corporation Common Stock	$44,057,139	$41,840,639
Vanguard Wellesley Income Fund	$23,945,118	$21,947,746
Vanguard Retirement Savings Trust	$17,632,277	$18,053,586
Vanguard Total Bond Market Index Fund	$10,089,313	(1)

(1)	Balance did not represent 5% or more of the Plan’s net assets on the respective date.

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $12,301,823, net, as follows:

Mutual funds	$11,834,562
UIL Holdings Corporation Common Stock	467,261
$12,301,823

5.	Nonparticipant-directed investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2012	2011
UIL Holdings Corporation Common Stock
Number of shares	1,230,303	1,182,941

Cost	$35,499,952	$33,015,995

Market value	$44,057,139	$41,840,639
Cash	530,056	508,264
Receivables	140,599	265,158
	$44,727,794	$42,614,061

Contents
THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

2012
Changes in nets assets:
Contributions	$3,379,696
Dividends	2,078,700
Net appreciation	467,261
Benefits paid	(2,500,034)
Administrative expense	(1,437)
Participant loan activity	(80,034)
Interfund transfers	(1,230,419)
$2,113,732

6.	Fully benefit-responsive investment contract:

The VRST includes fully benefit-responsive investments stated at fair value, with a corresponding adjustment to contract value, because such investments are deemed to be fully benefit-responsive in that they provide that trust participants may make withdrawals, or transfer all or a portion of their account balance, at contract value during the term of the contract.  Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.  To the extent the underlying portfolio has unrealized and/or realized gains/losses, an adjustment is made when reconciling from fair value to contract value. As a result, the future crediting rate may be different than the current market rate.  The difference between the valuation of fully benefit-responsive investments at fair value and contract value is reflected over time through the crediting rate. The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. The average crediting interest rate for the VRST was 2.37% and 3.31% at December 31, 2012 and 2011, respectively.

The average yield for this fund was 2.22% and 3.09% for the years ended December 31, 2012 and 2011, respectively.  The average yield for this fund, adjusted to reflect the actual interest rate credited to participants, was 1.82% and 2.68% for the years ended December 31, 2012 and 2011, respectively.

The existence of certain conditions can limit the VRST’s ability to transact at contract value with issuers of its investment contracts.  Specifically, any event outside the normal operation of the VRST that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the VRST or a unitholder, tax disqualification of the VRST or unitholder and certain VRST amendments if issuers’ consent is not obtained.  As of December 31, 2012, Plan management believes that the occurrence of an event that would cause the VRST to transact at less than contract value is not probable.

Contents
THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

In general, issuers may terminate the contract and settle at an amount other than contract value if there is a change in the qualification status of the participant, employer or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.

7.	Related party transactions:

The Plan invests in shares of mutual funds managed by an affiliate of VFTC and shares of UIL Holding Corporation common stock.  VFTC acts as trustee for Plan investments and UIL is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.  Notes receivable from participants also qualify as party-in-interest transactions.  All of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

8.	Tax status:

The Internal Revenue Service determined and informed the Company by letter dated December 27, 2001, that the Plan was qualified under IRC Section 401(a).  The Plan has subsequently been amended since receiving the determination letter.  However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Management evaluated the Plan’s tax positions and concluded that as of December 31, 2012 the Plan had taken no uncertain tax positions that require recognition of a liability (or asset) in the financial statements.

The Plan Administrator believes the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for the years before 2009.

9.	Risks and uncertainties:

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits.

Contents
THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

10.	Reconciliation of financial statements to Form 5500:

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500:

	December 31,
	2012	2011
Net assets available for Plan benefits per the financial statements	$193,270,063	$171,813,797
Adjustment from contract value to fair value	887,634	835,918
Net assets available for Plan benefits per the Form 5500	$194,157,697	$172,649,715

The following is a reconciliation of the net increase in net assets available for Plan benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2012
Net increase in net assets available for Plan benefits per the financial statements	$21,456,266
Prior year adjustment from contract value to fair value	(835,918)
Current year adjustment from contract value to fair value	887,634
Net increase in net assets available for Plan benefits per the Form 5500	$21,507,982

11.	Nonexempt transactions:

There were no nonexempt transactions in 2012.

Contents
THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan Number: 002     Plan Sponsor EIN: 06-0571640

December 31, 2012

		(c)
	(b)	Description of Investment
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest	(d)	(e)
(a)	Lessor or Similar Party	Collateral, and Par or Maturity Value	Cost	Current Value

*	Vanguard 500 Index Fund, 247,440 shares	Registered Investment Company	$25,222,171	$32,506,144
*	Vanguard Extended Market Index Fund, 133,890 shares	Registered Investment Company	4,752,139	6,141,520
*	Vanguard Federal Money Market Fund, 1,775,790 shares	Registered Investment Company	1,775,790	1,775,790
*	Vanguard International Growth Fund, 407,237 shares	Registered Investment Company	7,550,384	7,847,458
*	Vanguard Prime Money Market, 1,771,078 shares	Registered Investment Company	1,771,078	1,771,078
*	Vanguard Morgan Growth Fund, 255,806 shares	Registered Investment Company	4,358,583	5,090,549
*	Vanguard Total Bond Market Index Fund, 909,767 shares	Registered Investment Company	9,594,269	10,089,313
*	Vanguard U.S. Growth Fund, 432,001 shares	Registered Investment Company	8,212,771	9,184,346
*	Vanguard Wellesley Income Fund, 993,161 shares	Registered Investment Company	21,072,665	23,945,118
*	Vanguard Windsor II Fund, 228,274 shares	Registered Investment Company	6,288,374	6,706,690
*	Vanguard Retirement Savings Trust, 16,744,643 shares	Common/Collective Trust	16,744,643	17,632,277
*	Vanguard Target Retirement 2015 Fund, 340,820 shares	Registered Investment Company	4,113,343	4,560,178
*	Vanguard Target Retirement 2025 Fund, 390,803 shares	Registered Investment Company	4,794,611	5,311,013
*	Vanguard Target Retirement 2035 Fund, 381,073 shares	Registered Investment Company	4,782,721	5,369,313
*	Vanguard Target Retirement 2045 Fund, 300,122 shares	Registered Investment Company	3,883,764	4,366,779
*	Vanguard Target Retirement 2055 Fund, 2,143 shares	Registered Investment Company	50,963	53,151
*	Vanguard Target Retirement Income Fund, 96,773 shares	Registered Investment Company	1,108,466	1,179,668
*	Vanguard Target Retirement 2010 Fund, 6,981 shares	Registered Investment Company	159,546	168,450
*	Vanguard Target Retirement 2020 Fund, 47,014 shares	Registered Investment Company	1,052,853	1,120,333
*	Vanguard Target Retirement 2030 Fund, 27,641 shares	Registered Investment Company	606,334	646,237
*	Vanguard Target Retirement 2040 Fund, 29,617 shares	Registered Investment Company	644,757	686,527
*	Vanguard Target Retirement 2050 Fund, 14,566 shares	Registered Investment Company	313,529	336,332
*	Vanguard Target Retirement 2060 Fund, less than 1 share	Registered Investment Company	8	8
*	UIL Holdings Corporation, 1,230,303 shares **	Common Stock	35,499,952	44,057,139
	Cash	Cash	530,056	530,056
*	Notes receivable from participants	Interest rates ranging from 5.25% to 10.25%	2,460,258	2,460,258

Total investments and notes receivable from participants (held at end of year)			$167,344,028	$193,535,725

* Party in Interest
** Non-participant-directed investment

Contents
SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE UNITED ILLUMINATING COMPANY
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 26, 2013	By	/s/ Steven P. Favuzza
Steven P. Favuzza
Vice President and Controller

Contents
Index to Exhibits

Exhibit No.	Description
23	Consent of Dworken, Hillman, LaMorte & Sterczala